Mail Stop 4561

April 12, 2006

S. Leslie Jewett
Chief Financial Officer
California First National Bancorp
18201 Von Karman Avenue, Suite 800
Irvine, California 92612

RE:	California First National Bancorp
	Form 10-K for Fiscal Year Ended June 30, 2005
File No. 000-15641

Dear Ms. Jewett,

	We have completed our review of your Form 10-K and have no further comments at this time.


Sincerely,



Paul Cline
Senior Accountant